RECRUITER.COM GROUP, INC.
100 Waugh Dr., Suite 300

Houston, TX 77007

(855) 931-1500

October 5, 2020

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Recruiter.com Group, Inc. - Registration Statement on Form S-1 (File No. 333-249208)

Ladies and Gentlemen:

Pursuant to Rule 473(c) of the Securities Act of 1933 (the “Act”), the following delaying amendment, prescribed by Rule 473(a) of the Act, is hereby incorporated into the facing page of the Registration Statement on Form S-1 (File No. 333-249208) filed by Recruiter.com Group, Inc. with the Securities and Exchange Commission on October 1, 2020:

“The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said section 8(a), may determine.”

Should you have any questions regarding the Registration Statement, please feel free to contact Evan Sohn at (855) 931-1500.

Very truly yours,

RECRUITER.COM GROUP, INC.

/s/ Evan Sohn
Evan Sohn
Chief Executive Officer